Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 7 February 2003 from Fidelity Investments in which they advised that, as at 5 February 2003, the interest of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, in the ordinary shares of Reed Elsevier PLC is now 38,112,708 shares, representing 3.00% of the Company’s current issued share capital.

Reed Elsevier PLC   25 Victoria Street London SW1H 0EX

Telephone +44 (0)20 7222 8420   Facsimile +44 (0)20 7227 5799

Website: www.reedelsevier.com

Registered Office as above   Registered in England   Number 77536